SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )1

Templeton Dragon Fund, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

88018T101

(CUSIP Number)

June 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88018T101                                                                 13G                                                                              Page 2 of 5 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person President and Fellows of Harvard College

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,549,972 shares 6. Shared Voting Power — 7. Sole Dispositive Power 2,549,972 shares 8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,549,972 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Item 1(a)	Name of Issuer: Templeton Dragon Fund, Inc.

1(b)	Address of Issuer’s Principal Executive Offices: 700 Central Avenue St. Petersburg, FL 33701

Item 2(a)	Name of Person Filing: President and Fellows of Harvard College

2(b)	Address of Principal Business Office or, if none, Residence: c/o Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210

2(c)	Citizenship: Massachusetts

2(d)	Title of Class of Securities: Common Stock

2(e)	CUSIP Number: 88018T101

Item 3	The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4	Ownership

4(a)	Amount beneficially owned: 2,549,972 shares*

*The person filing has previously reported its prior ownership of the issuer’s common stock on Schedule 13D insofar as such ownership may have been deemed to have had the purpose or effect of changing control or influencing the control of the issuer. This Schedule 13G filing amends the prior Schedule 13D to reflect the filer’s eligibility to report its ownership pursuant to Rule 13d-1(b)(1).

4(b)	Percent of Class: 6.8%

4(c)	Number of shares as to which such person has: (i) sole power to vote or to direct the vote: 2,549,972 shares

Page 3 of 5 Pages

(ii) shared power to vote or to direct the vote: —

(iii) sole power to dispose or to direct the disposition of: 2,549,972 shares

(iv) shared power to dispose or to direct the disposition of: —

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ Michael S. Pradko
Name: Michael S. Pradko Title: Authorized Signatory

July 15, 2003

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